May 2, 2008

Securities and Exchange Commission

Attn: Mr. Mark Kronforst, Accounting Branch Chief

100 F Street, NE

Washington, D.C. 20549

RE:	Edgewater Technology, Inc. (File No. 000-20971)

Form 10-K: For the Fiscal Year Ended December 31, 2007

Form 8-K: Filed February 27, 2008

Dear Mr. Kronforst:

In response to your letter, dated April 8, 2008 (the “Comment Letter”), covering the above referenced Edgewater Technology, Inc. (“Edgewater” or the “Company”) Securities and Exchange Commission (“SEC”) filings, we provide you, in the order presented in the Comment Letter, with the following responses. We have restated your comments in bold and by inserting clause references (e.g., (a) – (d)) within each numbered comment. These comments appear on the following pages and each comment is followed by the Company’s response that corresponds to each comment component.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Footnote 9. Income Taxes, page 50.

1.	SEC Comment: Please describe for us (a) the nature of the tax benefits you recognized in 2007 for foreign tax credits and other deferred tax asset attributes. (b) As part of your response please clarify which foreign country these benefits relate to. (c) Please tell us how your footnote disclosure describes the nature of these material tax benefits and (d) explain how you have considered providing corresponding disclosure in your MD&A. See Section III.B.3 of SEC Release No. 33-8350.

Edgewater Response:

(a) The tax benefits we recognized in 2007 were comprised of multiple factors that in the aggregate increased our deferred tax asset on a gross basis and decreased our valuation allowance against deferred tax assets. The principal factors that produced the benefits are described below. Our deferred tax asset increased by approximately $3.0 million related to a tax planning strategy regarding the conversion of foreign tax credits (as described in paragraph (b) below and subject to the reserve allowance described below, “FTCs”) and increased by approximately $0.3 million for 2007 FAS 123R benefits, as well as other miscellaneous factors. The tax benefits also were brought about by a $1.9 million net reduction in the reserve allowance against deferred tax assets, which occurred in light of the Company’s continued profitability and the Company’s anticipated future growth in profitability due to its growth and certain acquisitions made during the second half of 2007. The reduction in the valuation allowance was principally related to the Company’s ability to use certain Federal and State Net Operating Losses (NOLs”), and recognize reductions associated with certain timing differences and all reductions amounted to $3.2 million in the aggregate; these reductions were offset by a $1.3 million provision that increased the allowance reserve in order to account for the realizable value of the FTCs on a tax converted basis.

(b) The foreign tax credits relate to the United Kingdom and concern the operations of our former wholly owned subsidiary, Robert Walters plc, from 1998 to 2000. These credits were scheduled to expire over the next two years. Given the absence of current operations in the United Kingdom, the imminent expiry of these credits, our overall tax planning, and our assessment of our deferred tax asset, we recorded the conversion of the FTCs to NOLs.

(c) The above items were carefully considered as part of our overall tax planning and assessment of our deferred tax asset. The increase of our deferred tax asset, including the recording of the conversion of the FTCs to

NOLs, and the valuation allowance assessment and adjustment were conducted on a more likely than not basis, and at that time the Company felt that associated assets could be realizable in future periods as there was sufficient evidence to warrant the reversal of our valuation allowance. Our footnote disclosure provides detailed information concerning this and the major components of our tax benefits and tax assets. We direct your attention to Note 2 – “Provision for Taxes” and Note 9 “Income Taxes.” This information is consistent with our MD&A disclosure described in detail in paragraph (d) below.

(d) We provide disclosure in our MD&A concerning the foregoing matters to enable our investors to understand our tax attributes and their impact on our financial statements. In this regard, the Company refers the Staff to disclosure on page 20 and page 24 of our MD&A, which provides the following information.

Page 20 of our MD&A provides “As of December 31, 2007, the gross value of the net deferred tax asset recorded on the Company’s balance sheet was approximately $26.9 million. This amount was comprised of approximately $19.0 million in federal net operating loss (“NOL”) carryforwards, $0.5 million in state NOL carryforwards, $7.2 million in available federal credits and $0.6 million in future tax benefits related to share-based compensation recognized in accordance with SFAS No. 123R. These tax benefits were offset by $(0.4) million in net deferred tax liabilities related to temporary timing differences. The gross value of the net deferred tax asset amounts was further offset by a valuation reserve of approximately $4.6 million providing for a net deferred tax asset of $22.3 million. This net deferred tax asset is representative of the Company’s assessment of the expected future realization of recorded deferred tax assets.”

Page 20 continues, “When assessing the probability of the future realization of the recorded value of this asset, the Company reviews its planned future income and profitability projections. In projecting future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results and trends, our project pipeline, and other appropriate factors. Based upon these analyses, the Company believes that it is more than likely that it will be able to recover the currently recorded value of our net deferred tax assets by maintaining existing revenue levels, while achieving annual profitability in the range of 5.9% to 8.9% through fiscal 2020. However, if we do not generate sufficient future revenue and profits, the realization of these deferred tax assets may be impaired, resulting in an additional income tax expense, thereby reducing net income or increasing net loss, in the period in which it is determined that it is more likely than not that either a portion or all of the deferred tax asset is not recoverable.”

Page 24 of our MD&A provides, “The Company, in light of current year operating results and acquisition activity, reviewed the anticipated future realizability of certain deferred tax asset attributes and determined that it was more likely than not that we would be able to recognize the full value of certain assets. The net benefit recorded by the Company in the current year tax provision adjusts the net carrying value of the Company’s deferred tax asset attributes to reflect the more likely than not amount expected to be recognized by the Company.”

We provide meaningful forward-looking information regarding tax matters, whenever possible, and we provide information regarding known trends and uncertainties concerning tax benefits under Item 303 of Regulation S-K, consistent with SEC Release 33-8350, Item II.B.3. For instance, we direct the Staff’s attention to the Company’s filings on Form 8-K dated November 14, 2007 and on Form 10-Q dated November 14, 2007. In connection with those filings, we provided investors with the following disclosure of material trends and uncertainties that we believe is consistent with Item 303 of Regulation S-K and SEC Release 33-8350, Item II.B.3: “During the fourth quarter, in connection with our ongoing review of the likelihood of the expected future tax benefits to be generated from our deferred tax assets, we believe that we may recognize additional favorable adjustments to our income tax provision that may have a significant impact upon our fourth quarter and full-year net income and earnings per share.”

The Company believes that the information disclosed in SEC filings and described above provides appropriate disclosure and detail related to the issues raised in Staff Comment No. 1.

2.	SEC Comment: We note that you disclose non-GAAP measures including EBITDA and “cash net income.” (a) Because these measures exclude items which are recurring in nature, please tell us how you considered the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. (b) Also, please explain to us how you differentiate the usefulness of EBITDA versus “cash net income.”

Edgewater Response:

(a) In accordance with Answer 8 to the FAQ, we have historically included disclosure in our press releases to address (1) how these non-GAAP measures are used by management, (2) why they are a useful measure for investors, (3) the limitations of such measures and (4) that such measures are not a substitute for GAAP presentations. We have also historically provided a reconciliation to GAAP for each Non-GAAP measure we use. Edgewater believes that providing the non-GAAP Measures to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a supplemental consistent basis of information for investors to understand Edgewater’s qualitative financial performance in its core business on a trended basis across historical periods. These measures present information in the same light that management measures performance in general, against our peers and for budgeting and incentive compensation purposes.

The referenced measures do not have the effect of smoothing infrequent or unusual events or earnings, but instead are presented as supplemental information that is designed to be useful to investors and prospective investors who follow our Company. We believe that EBITDA and cash net income measures (“non-GAAP Measures”) are useful operating measures and are important indicators of performance, which help investors gain a meaningful understanding of our core operating results, consistent with the manner in which management measures and forecasts the Company’s performance and our peers report performance on a supplemental basis. EBITDA is used by our management and our Board of Directors to measure our operating performance and to calculate executive and certain employee bonuses. For example, as identified in the Company’s 2007 and 2008 Annual Meeting Proxy Statements (under “Compensation Discussion and Analysis”), a component of Named Executive Officer bonuses are tied to achieving EBITDA-based objectives.

(b) Because the Company has significant deferred tax assets and net operating loss tax carry-forward benefits unrelated to its core business (see Annex A as attached and as described in the following paragraph) and intangibles related to acquisitions, our qualitative results and performance in our core business may not be as apparent to our investors solely by reference to GAAP reported results. For these reasons, we present supplemental EBITDA-based information, whereby no tax effect is taken into account (which we believe is useful given our significant NOLs) and where we also exclude other non-cash items from this measure. We budget and target incentive compensation using this measure because it provides a useful means to measure qualitative performance on a trended basis over multiple reporting periods. Cash net income is considered by us as a useful measure as it excludes certain items of a non-cash nature (such as stock based compensation and amortization of intangibles) on a tax-effected basis, which allows us to measure our profitability against peers who do not have similar tax benefits as us, and who also provide their investors with cash net income data on a supplemental basis.

While the Company believes the non-GAAP Measures it uses and associated disclosures are within the guidelines established by the SEC, in order to provide additional clarity to investors in the future, Edgewater plans to provide, on a prospective basis, a narrative introduction to our GAAP reconciliation, as set forth in Annex A. We included similar language in our April 30, 2008 first quarter 2008 earnings press release, which was furnished as an exhibit to our filing on Form 8-K filed with the Commission on April 30, 2008.

We believe that the above referenced responses and/or provided information address the points presented in the Staff’s Comment Letter, and we acknowledge the following in providing this response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have any additional questions or require additional information.

Sincerely,

/s/ Kevin R. Rhodes
Kevin R. Rhodes
Chief Financial Officer

Annex A

Edgewater views Cash Net Income, Cash Earnings per Diluted Share, EBITDA and EBITDA per Diluted Share as important indicators of performance, consistent with the manner in which management measures and forecasts the Company’s performance. We believe EBITDA-based measures are an important performance metric because it facilitates the analysis of our results, exclusive of certain non-cash items, including items which do not directly correlate to our existing business, providing premium IT services. For instance, the exit of our former significant unrelated operations in 2000 and 2001 created significant net operating loss carry-forwards and deferred tax assets, and the tax provisions that we take under GAAP, for which there is no corresponding federal tax payment obligation for us, and the adjustments that we make to our deferred tax asset, based on the prospects and anticipated future profitability of our ongoing operations, can be significant and can obscure, either significantly or in part, period-to-period changes in our core operating results. We believe that EBITDA-based metrics provide qualitative insight into our current performance; we use these measures to evaluate our results, the performance of our management team and our management’s entitlement to incentive compensation; and we believe that making this information available to investors enables them to view our performance the way that we view our performance and thereby gain a meaningful understanding of our core operating results, in general and from period to period.

We believe the presentations of Cash Net Income and Cash Earnings per Diluted Share serve a similar purpose. Edgewater’s management believes that cash performance is a significant driver of long-term share value and is used by investors to gauge our performance versus performance that is reported with this measure by certain of our peer companies. This measure in particular assists readers in further understanding our results of operations and trends from period-to-period by removing certain non-cash items that do not impact the cash flow performance of our premium IT services business.

As noted in the footnotes below, the foregoing measures have limitations and do not serve as a substitute, and should not be construed as a substitute for GAAP performance, but provide supplemental information concerning our performance that our investors and we find useful.

EDGEWATER TECHNOLOGY, INC.

Reconciliation of Non-GAAP Financial Measures

(In thousands, except per share amounts)

(Unaudited)

Reconciliation of GAAP Net Income to Cash Net Income, Cash Earnings per Diluted Share (Non-GAAP):

	Three Months Ended
	March 31,	March 31,
	2008	2007
Reported GAAP Net Income	$203	$837
Add: Amortization of Intangibles	771	314
Add: Stock-based Compensation	474	257
Less: Related Tax Effect	(518)	(244)

Cash Net Income[1]	$930	$1,164

Cash Earnings per Diluted Share[1]	$0.07	$0.09

Reconciliation of GAAP Net Income EBITDA and EBITDA Per Diluted Share (Non-GAAP):

Reported GAAP Net Income	$203	$837
Add: Income Tax Provision	175	624
Add: Depreciation and Amortization Expense	1,045	567
Less: Interest Income and Other Net	(210)	(407)

EBITDA[2]	$1,213	$1,621

EBITDA per Diluted Share[2]	$0.09	$0.13

1 – Cash Net Income and Cash Earnings per Diluted Share are Non-GAAP performance measures and are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, either GAAP Net Income or GAAP Diluted Earnings per Share. Cash Net Income and Cash Earning per Diluted Share measures presented may not be comparable to similarly titled measures presented by other companies.

2 – EBITDA and EBITDA per Diluted Share are Non-GAAP performance measures and are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, either GAAP Operating Income, GAAP Net Income or Diluted Net Income per Share. EBITDA and EBITDA per Diluted Share measures presented may not be comparable to similarly titled measures presented by other companies.